

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549-7010

Mail Stop 7010

February 6, 2007

<u>via U.S. mail and facsimile</u>

Bruno Lafont
Group Chief Executive Officer
Lafarge
61, rue des Belles Feuilles
75116 Paris
France

       RE: **Lafarge**
               Form 20-F for the Fiscal Year Ended December 31, 2005
               Filed March 24, 2006
               File No. 1-15218

Dear Mr. Lafont:

      We have completed our review of your Form 20-F and related filings and have no further comments at this time.

      If you have any further questions regarding our review of your filings, please direct them to Tracey Houser, Staff Accountant, at (202) 551-3736, or in her absence, Nili Shah at (202) 551-3255 or me at (202) 551-3689.

                                 Sincerely,

                                 John Hartz
                                 Senior Assistant Chief
                                 Accountant